SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 11, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release, dated February 11, 2005, announcing its results for 2004.

February 11th, 2005

GROUPE DANONE

2004 Final Results

Record-breaking organic sales growth

•	Like-for-like sales growth of +7.8%

•	Increase in operating margin from 12.2% to 12.4%

•	Fully diluted EPS growth (excluding exceptional one-time items) of +11.2%

•	Proposed dividend increase of +10.2%

•	Confirmation of sales growth and margin improvement targets

The Board of Directors of Groupe DANONE, meeting on February 10th, 2005, approved the 2004 audited consolidated accounts:

KEY FIGURES (€ millions)	2003	2004	Growth
Net Sales	13,131	13,700	[1] +7.8%
Operating income	1,604	1,705
Operating margin	12.2%	12.4%

Net income excl. exceptional one-time items	839	917	+9.3%
Exceptional one-time items	0	(600)
Net income	839	317

EPS fully diluted (excl. exceptional one-time items)	€3.22	3,58 €	+11.2%

Free Cash Flow [2]	1,149	1,224	+6.5%

Equity (incl. minority interests)	5,528	5,294
Net financial debt	2,692	1,385

[1] : on a like-for-like basis (at constant scope of consolidation and exchange rates)

[2] : Cash flow from operations less capital expenditures and changes in working capital

For further information:

Corporate Communication : + 33 1 44 35 20 75 – Investor Relations : +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax +33 1 44 35 26 95

Like-for-like sales growth of +7.8%

Reported consolidated net sales were EUR 13,700 million in 2004, an increase of 4.3% from last year. Exchange rate fluctuations had a negative impact of -2.3% and changes in the scope of consolidation had a negative impact of -1.2%.

On a like-for-like basis, sales increased by +7.8% for the full year of 2004, which is the highest organic growth rate reported over the last decade.

Sales by business line and area for 2004 were as follows:

(€ millions)	FY 2003	FY 2004	Growth like-for-like
BY BUSINESS LINE
Fresh Dairy Products	6,185	6,914	+10.5%
Beverages	3,557	3,427	+7.0%
Biscuits and Cereal Products	3,071	3,041	+3.9%
Other Food Business	318	318	+0.5%

BY AREA
Europe	8,876	9,354	+4.6%
Asia	1,957	2,072	+12.2%
Rest of World	2,298	2,274	+18.6%

Group	13,131	13,700	+7.8%

The organic growth of +7.8% is derived from a +5.7% rise in volume and a +2.1% rise in value.

4th quarter 2004

4th quarter sales grew by +8.5% on a like-for-like basis.

Sales by business line and area for 2004 were as follows:

like-for-like	9 months	4th quarter	Full year
BY BUSINESS LINE
Fresh Dairy Products	+10.6%	+10.1%	+10.5%
Beverages	+6.4%	+9.5%	+7.0%
Biscuits & Cereal Products	+3.6%	+4.9%	+3.9%
Other Food Business	+1.0%	-1.1%	+0.5%
BY AREA
Europe	+4.2%	+5.7%	+4.6%
Asia	+13.4%	+7.5%	+12.2%
Rest of World	+17.9%	+21.1%	+18.6%
Group	+7.7%	+8.5%	+7.8%

4th quarter net sales increased by +3.9%. Exchange rate fluctuations had a negative impact of -2.2% and changes in the scope of consolidation had a negative impact of -2.4%.

For further information:

Corporate Communication : + 33 1 44 35 20 75 – Investor Relations : +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax +33 1 44 35 26 95

2. Operating margin increased to 12.4%

In 2004, operating margin continued to grow for the tenth consecutive year, reaching 12.4%, up by 22 basis points as compared to 2003.

Changes in the scope of consolidation had a slightly unfavourable impact on margin (mainly related to the de-consolidation of the HOD business in the USA, the consolidation of the Turkish activities and of the disposal of the Biscuits activities in the UK and Ireland).

The performance for year 2004 was achieved despite increased input costs, mainly PET in Asia and Europe, and the fall in the US Dollar and Yen which impacted our Beverages exports negatively.

Unfavourable weather conditions in Europe during the 2004 summer and the implementation of the mandatory general agreement on price decrease in France had a negative impact during the second half of the year.

Operating income and margins by business line and area

BY BUSINESS LINE (€ millions)	Operating income		Operating margin
	2003	2004	2003	2004
Fresh Dairy Products	845	947	13.7%	13.7%
Beverages	537	494	15.1%	14.4%
Biscuits & Cereal Products	280	301	9.1%	9.9%
Other Food Activities	57	61	17.9%	19.2%
Unallocated items	(115)	(98)
Group	1,604	1,705	12.2%	12.4%

BY AREA (€ millions)	Operating income		Operating margin
	2003	2004	2003	2004
Europe	1,244	1,275	14.0%	13.6%
Asia	279	290	14.3%	14.0%
Rest of World	196	238	8.5%	10.5%
Unallocated items	(115)	(98)	—
Group	1,604	1,705	12.2%	12.4%

Operating income analysis

(€ millions)	2003	% of 2003 Sales	2004	% of 2004 Sales
Net Sales	13,131		13,700

Cost of goods sold	(5,983)	45.6%	(6,369)	46.5%
Selling expenses	(4,176)	31.8%	(4,294)	31.3%
Others	(1,368)	10.4%	(1,332)	9.8%

Operating income	1,604	12.2%	1,705	12.4%

For further information:

Corporate Communication : + 33 1 44 35 20 75 – Investor Relations : +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax +33 1 44 35 26 95

3. EPS up by +11.2% (excl. exceptional one-time items)

2004 net income amounted to EUR 917 million vs EUR 839 million in 2003, excluding the one-time charge of EUR 600 million on the US and European HOD equity accounted activities.

Excluding exceptional one-time items, net results were up +11.2% in 2004.

(€ millions)	2003	2004
OPERATING INCOME	1,604	1,705

Exceptional items	(60)	(105)
Interest expenses	(70)	(73)
Taxes	(488)	(457)

Income before minority interests	986	1,070

Minority interests	(184)	(189)
Net earnings of equity accounted companies (Incl. exceptional one-time items of EUR 600 millions)	37	(564)

NET INCOME	839	317

Fully diluted earnings per share	€3.22	€1.25

Fully diluted earnings per share	€3.22	€3.58
(excl. exceptional one-time items)	+5.6%	+11.2%

4. Free Cash Flow continues on a growth trend

Free cash flow continued to grow by +6.5% in 2004, driven both by the optimization of working capital and by disciplined capital expenditures.

Capital expenditures amounted to 3.8% of net sales in 2004 compared to 4.1% in 2003.

Net financial debt went from EUR 2,692 million on December 31, 2003, to EUR 1,385 million on December 31, 2004.

Financial investments amounted to EUR 98 million in 2004.

The Group has used its share buyback program authorization for EUR 213 million in 2004.

5. Dividend for 2004

The Board will ask the shareholders to approve, at the Annual General Meeting of Shareholders which will be held on April 22nd, 2005, a dividend distribution of €1.35 per share for 2004, representing an increase of +10.2% vs previous year. The dividend will be paid exclusively in cash as of 17th May 2005.

For further information:

Corporate Communication : + 33 1 44 35 20 75 – Investor Relations : +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax +33 1 44 35 26 95

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6. 2005 preliminary targets

For 2005, Groupe DANONE is confident that it will achieve its targets of:

•	like-for-like sales growth between +5% and +7%

•	operating margin improvement between + 20 to +40 basis points

•	current earnings per share growth of approximatively +10%

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2005 First Quarter Sales will be published on April 14th, 2005

Shareholder’s Annual Meeting will be held on April 22nd, 2005

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2004.

For further information:

Corporate Communication : + 33 1 44 35 20 75 – Investor Relations : +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax +33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: February 11, 2005	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer